Exhibit 99.1

NEWS RELEASE	Stock Symbols:	PGF - TSX
PGH - NYSE

PENGROWTH ANNOUNCES
PROPOSED AMENDMENTS TO CONVERTIBLE DEBENTURES

Calgary, Alberta, November 15, 2016 – Pengrowth Energy Corporation ("Pengrowth" or the "Company") announces the calling of a meeting of the holders (the "Debentureholders") of its 6.25% convertible unsecured subordinated debentures due March 31, 2017 ("the Debentures") to amend certain terms of the outstanding Debentures.

Pengrowth has been focused on improving its balance sheet and has taken steps to bolster its cash position in 2016 in anticipation of the forthcoming debt maturities in the first seven months of 2017. Following the monetization of its 2018 and 2019 commodity risk management contracts, the Company exited the third quarter with $139.5 million of cash on the balance sheet. Subsequent to the end of the quarter and through the monetization of its foreign exchange hedges and significantly all of its 2017 commodity risk management contracts, Pengrowth's cash balance increased to approximately $225 million as at November 15, 2016. Following these transactions, in addition to its 2016 hedges as set out in its third quarter financial results, the Company has 8,000 barrels per day of expected 2017 crude oil production hedged at a Canadian dollar equivalent price of $61.51 per barrel and no natural gas contracts in place. The Company also re-entered into foreign exchange contracts on a significant portion of the principal amount of U.S. dollar denominated term notes at an average fixed exchange rate of Cdn/USD $0.748.
The monetization efforts have resulted in the Company having a substantial cash position, providing Pengrowth with additional financial flexibility for its debt reduction efforts. With the Company having already repaid all drawings under its revolving credit facility and in keeping with its debt reduction objective, at this time, Pengrowth feels its best course of action is to use the cash on hand for the early retirement of approximately $127 million of outstanding Debentures. Should the amendments be approved by Debentureholders and the Company proceed with the early redemption, the Company's balance sheet strength is expected to improve by reducing its overall debt position. Following the redemption, the Company expects to exit the year with approximately $100 million of cash on hand.

Indenture Amendments
If approved, the amendments would permit Pengrowth, at its option, to redeem all of the outstanding Debentures for cash consideration of $1,031.16 for each $1,000 Debenture (the "Amendments"). This is equivalent to par plus interest to March 30, 2017.

If the proposed Amendments are approved, it is expected that the Company will redeem the Debentures on December 30, 2016.

Meeting to Approve Indenture Amendments
The meeting of Debentureholders will be held at 9:00 a.m. (Calgary time) on Thursday, December 22, 2016. The record date for determining the Debentureholders entitled to receive notice of and vote at the meeting will be November 17, 2016.

At the meeting, Debentureholders will be asked to approve the Amendments by an extraordinary resolution authorizing Pengrowth and the trustee of the Debentures to amend the terms of the outstanding Debentures. For the Amendment to be approved, holders of not less than 25% of the principal amount of the Debentures outstanding must be represented in person or by proxy at the meeting, and the extraordinary resolution must be passed by Debentureholders' votes representing no less than 66 2/3% of the principal amount of the Debentures represented at the meeting.  A proxy form and a management information circular will be mailed to Debentureholders in connection with the meeting.

Pengrowth's board of directors has unanimously concluded that the proposed Amendments are in the best interests of the Company and recommends that Debentureholders vote FOR the proposed Amendments.

How to Vote
Pengrowth Debentureholders with questions or need help voting are encouraged to contact the proxy solicitation and information agent Kingsdale Shareholder Services at 1-866-581-1487 toll-free within North America, or 1-416-867-2272 (for collect calls outside North America), or e-mail at contactus@kingsdaleshareholder.com.

To vote for the Amendments please complete the applicable proxy form to be provided by your broker or other intermediary no later than 9:00 a.m. (Calgary time) on December 20, 2016.

About Pengrowth:
Pengrowth Energy Corporation is an intermediate Canadian producer of oil and natural gas, headquartered in Calgary, Alberta. Pengrowth's assets include the Lindbergh thermal oil, Cardium light oil, Swan Hills light oil and the Groundbirch and Bernadet Montney gas projects. Pengrowth's shares trade on both the Toronto Stock Exchange under the symbol "PGF" and on the New York Stock Exchange under the symbol "PGH".

PENGROWTH ENERGY CORPORATION

Derek Evans
President and Chief Executive Officer

Contact information

 Wassem Khalil
Manager, Investor Relations
(403) 233-0224 or Toll free 1-855-336-8814

For further information about Pengrowth, please visit our website www.pengrowth.com or contact: Investor Relations, E-mail: investorrelations@pengrowth.com

Advisory on Forward-Looking Statements
This press release contains forward-looking statements. More particularly, this press release contains statements concerning, but not limited to: the Company's plans in respect of the Amendments to the Debentures; the timing for the redemption of the Debentures; and hedging in place for 2017 production and the weighting thereof between crude oil and natural gas; and the positive effect of the Debenture redemption on the Company's financial position. Although management believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, performance or achievement since such expectations are inherently subject to significant business, economic, operational, competitive, political and social uncertainties and contingencies. As a consequence, actual results may differ materially from those anticipated in the forward looking statements. These forward-looking statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Pengrowth's control, and many factors could cause Pengrowth's actual results to differ materially from those expressed or implied in any forward-looking statements made by the Company, including, but not limited to: changes to the meeting, including anticipated dates; the benefits of the Amendments to the Debentures; the impact of the Amendments to the Debentures on the Company's stakeholders and on the Company and its financial position, liquidity and outlook; ability to obtain approval of the Amendments to the Debentures by extraordinary resolution; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Company. Readers are cautioned that the foregoing list of important factors is not exhaustive.

Such forward-looking statements are based on certain assumptions made by Pengrowth in light of its experience and perception of current conditions and expected future developments, as well as other factors the Company believes are appropriate in the circumstances, including, but are not limited to: that the Company will successfully negotiate agreements; receipt of required regulatory approvals; the Company's ability to obtain qualified staff and equipment in a timely and cost-efficient manner; the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business; future capital expenditures to be made by the Company; geological and engineering estimates in respect of the Company's reserves and resources; the geography of the areas in which the Company is conducting exploration and development activities; conditions in general economic and financial markets; current commodity prices and royalty regimes; availability of skilled labour; availability of drilling and related equipment; effects of regulation by governmental agencies; future operating costs; uninterrupted access to areas of Pengrowth's operations and infrastructure; that Pengrowth will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that Pengrowth will have the financial ability to redeem the Debentures; that Debentureholders will approve the Amendments; that Pengrowth will have the ability to develop its oil and gas properties in the manner currently contemplated; current or, where applicable, proposed industry conditions, laws and regulations will continue in effect or as anticipated; that the estimates of Pengrowth's reserves and resource volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects; and other matters.

The forward-looking statements contained in this press release are made as of the date hereof and Pengrowth undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.